                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------


                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D

                         -----------------------------

                              MOORE PRODUCTS CO.
                           (Name of Subject Company)

                           MALIBU ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       SIEMENS ENERGY & AUTOMATION, INC.
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                          SIEMENS AKTIENGESELLSCHAFT
                                   (Bidders)

                                 COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  615836-103
                     (CUSIP Number of Class of Securities)

                               KENNETH R. MEYERS
                              SIEMENS CORPORATION
                          1301 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                (212) 258-4000
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications On Behalf of Bidders)

                                with a copy to:

                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000

                                  TENDER OFFER

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed January 21, 2000 and the Schedule 13D filed January 21, 2000 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Malibu Acquisition Corp., a Pennsylvania corporation
("Purchaser") and a direct wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon, and (ii) all of the outstanding shares of preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase") and in the Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

     The Schedule 14D-1 is hereby amended and supplemented as follows:

Item 10. Additional Information.

     (f) Item 10(f) is hereby amended and supplemented by the following:

     The introductory clause of Section 15 ("Certain Conditions of the Offer") beginning on page 43 of the Offer to Purchase is hereby amended to read in its entirety:

          "Notwithstanding any other provision of the Offer or the Merger Agreement, in addition to (and not in limitation of) Purchaser's rights pursuant to the Merger Agreement to extend and amend the Offer in accordance with the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any Securities not theretofore accepted for payment or paid for, and Purchaser may terminate or amend the Offer (subject to certain provisions of the Merger Agreement) if in the reasonable judgment of Purchaser (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions has occurred and continues to exist:"

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000


                                  SIEMENS AKTIENGESELLSCHAFT



                                  By: /s/ Eckart Stoer
                                      -----------------------
                                      Name:  Eckart Stoer
                                      Title: Prokurist



                                  By: /s/ Juergen Werth
                                      -----------------------
                                      Name:  Juergen Werth
                                      Title: Syndicus


                                  SIEMENS ENERGY & AUTOMATION, INC.



                                  By: /s/ Gary K. Gabriel
                                      ----------------------
                                      Name:  Gary K. Gabriel
                                      Title: Executive Vice President and
                                             Chief Financial Officer


                                  MALIBU ACQUISITION CORP.



                                  By: /s/ Gary K. Gabriel
                                      ----------------------
                                      Name:  Gary K. Gabriel
                                      Title: Treasurer

                               INDEX TO EXHIBITS

 EXHIBIT
---------
(a)(1)  Offer to Purchase, dated January 21, 2000.*


(a)(2)  Letter of Transmittal to Tender Shares of Common Stock and Preferred Stock.*


(a)(3)  Notice of Guaranteed Delivery.*


(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*


(a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.*


(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*


(a)(7)  Summary Advertisement.*


(a)(8)  Press Release dated January 17, 2000.*


(a)(9)  Press Release dated January 21, 2000.*


(a)(10) Press Release dated February 2, 2000.*


(b)     None.


(c)(1)  Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.*


(c)(2)  Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.*


(c)(3)  Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.*


(d)     None.


(e)     Not applicable.

(f)     None.


* Previously filed.